

INVESTING IN OUR

PURPOSE

2023 ANNUAL REPORT



FARMERS & MERCHANTS
BANCORP, INC.

Letter to *Shareholders*
President & CEO, Lars Eller



Dear Shareholders,

I am proud of how F&M's team responded to the challenging operating environment that occurred throughout 2023, while remaining focused on serving our communities, customers, and shareholders. After a period of accommodating monetary policies and historically low interest rates, the Federal Reserve increased the Federal Funds Rate from 0.25% in March 2022 to 5.50% in July 2023. The rapid and unprecedented increase shocked the financial sector causing significant competition for deposits, elevating banks' costs of funds, and impacting the accounting treatment for banks' bond portfolios. Unfortunately, these market trends caused three of the four largest bank failures in U.S. history and 2023 was the biggest year ever for bank failures according to American Banker. While this created a difficult year for the banking sector, we maintained our focus on safety and soundness, supporting our communities, and being there for our customers. This strategy has driven our success throughout F&M's 125-year history, which included ending 2023 with record total assets, loans, and deposits, as well as excellent asset quality. I am also pleased to report that not only did we successfully navigate a challenging environment in 2023, but we also made strategic investments across our business that we believe will benefit F&M in 2024 and beyond.

2023 was truly a year of planned investments aimed at building the proper platform to strategically support the next phase of F&M's growth, while ensuring we maintain the local decision making and resources to support our business, retail, and agriculture customers. Investments during the year were made across F&M and included expansion of our office network, enhancements to our product, services, and IT capabilities, optimization of our corporate organization, and refinement of our brand strategy. As we look to 2024, we will be leveraging the investments we made to focus on F&M's People, Passion, Persistence, and Process. We believe pursuing our "Four Ps" in 2024 will drive continual value for our customers, employees, communities, and shareholders.

Investments in F&M Brand and New Offices Fuels Expansion

F&M's mission remains, as it always has, to nurture lasting relationships with our customers, our employees, our communities, and our shareholders. As our footprint has expanded over the years, we have learned that the Farmers & Merchants brand did not stand out in newer markets because Farmers & Merchants is a common bank name across many of the markets we have entered. As a result, in May 2023 we unveiled a new branding strategy that resonates more with our communities by saying a little less. Our updated and modern logo, as well as our shortened brand name honors our Bank's legacy, while also appealing to a wider, more youthful audience as we enter new markets. Our fresh look further strengthens the F&M brand and better reflects our communities and the Bank we've become. Since completing the re-branding in September 2023, I am proud to report that our refreshed brand has helped F&M enter new markets and the feedback we have received from our existing customers has been excellent.

As we updated our brand, we also invested in organic growth and 2023 was a historic year of new office openings. In November, we opened a new regional headquarters in downtown Fort Wayne reflecting our commitment to building a solid, community-oriented team in Northern Indiana. Since 2019, F&M's Indiana presence has increased from three offices to 14 locations throughout the state, including three in Fort Wayne. In October, F&M opened its first full-service office in Michigan that is located in the Detroit suburb of Birmingham. This new office complements an existing F&M Loan Production Office in Bloomfield, and at December 31, 2023, Michigan accounted for 16% of total loans and 3% of total deposits. Finally, we opened a new F&M office in Oxford , Ohio, which is a new market for the Bank, expanded our presence in Northwest Ohio with a new office in Downtown Toledo, and relocated our Auburn, Indiana office. We have built a strong branch network that consists of 37 offices across Western Ohio, Northern Indiana and Southern Michigan, as well as loan production offices in West Bloomfield, Michigan; Muncie, Indiana; and Bryan, Ohio.

Investments in Systems and Products Supports Growth and Drives Efficiencies

To support our current and future growth opportunities, we strategically enhanced our infrastructure by building a shared services model, expanding our back-office capabilities, making additional investments in our digital infrastructure, and adding new financial products and services. As our total assets have increased $0.97 billion in 2013 to $3.28 billion in 2023, we have added resources, while continuing to provide quick decision making, local services, and leading financial products to our communities. By adopting a shared services model, we believe we can share resources across F&M's organization, while improving our customer service, simplifying business processes, and providing greater insight into our business. We expect to realize the benefits of our new shared services model in 2024 through cost reductions, improved service quality, and greater efficiencies.

During the year, we enhanced our back-office infrastructure including investments in our commercial operations, customer care center, deposit administrative capabilities, compliance platform, as well as our finance, HR, and marketing groups. Investments also included technology and digital platform enhancements such as new digital resources, new accounting software, and relocating our back-up data center to Northeast Ohio. Finally, in 2023 we continued to build out our Treasury Management Services, added new deposit products to help capture Gen-Z consumers, launched a great savings product for our business customers, and implemented an introductory savings account for Gen-X and Gen-Y consumers. As a result of actions taken in 2023, we believe we have created the proper infrastructure to manage a bank with $4.0 billion in assets.

Investments in People Enables Record Performance

Our strong financial and operating performance is due to the talent and experience of our high performing teams. Since becoming CEO in 2019, I have consistently emphasized the importance of recruiting, developing, and retaining highly motivated, skilled, and dedicated talent, while promoting an inclusive and diverse work environment. In fact, of the top 13 executives of the bank, 46% are women, compared to just 30% four years ago. In addition, we continued to expand our team by promoting over 45 associates and hiring over 150 new employees.

During the year, we realigned our organizational structure to support our future growth by expanding our focus on our financial reporting, investor relations, cash management and retail bank operations. As a result of these actions, Barbara Britenriker was named EVP/Chief Financial Officer for F&M Bank and Farmers & Merchants Bancorp, Inc., Katrina DeGroff, was appointed SVP/Chief Accounting Officer, Andrew Baker, was named SVP/Chief Retail Banking Officer and Regional President of Northern Indiana, and Taryn Marino, was named SVP/Deputy Chief Retail Banking Officer.

In January 2024, Rex Rice, EVP/Chief Lending Officer and Benét Rupp, EVP/Chief Administrative Officer announced their retirements from F&M. Since joining the Bank in 1981, Rex served in a variety of leadership capacities and played an integral part of F&M's success, which saw our lending portfolio grow to over $2.5 billion. Rex has been a trusted advisor and invaluable partner, and I wish him all the best in his well-deserved retirement. Benét joined F&M in 2019 and has been an instrumental member of our executive team over the past five years. Under Benét's leadership we have continuously improved significant functions within the bank including human resources, operations, and strategic planning. I'd like to thank Benét for being a catalyst for change within the organization and I wish her all the best in her retirement.

Over the years, we have emphasized employee development and we have created a multi-stage structure to provide up-and-coming leaders with the resources to thrive at F&M. As a result, we have assembled a deep bench of talented executives that are ready to support F&M's next phase of growth. During the 2024 first quarter, David Gerken was promoted to EVP/Chief Lending Officer, Kevin Becker was promoted to SVP/Chief Credit Officer, Tim Carsey was promoted to SVP/Chief Administrative Officer, Alexis Smith was promoted to SVP/Chief People Officer and Amy Cover was promoted to SVP/Chief Marketing Officer. I'm excited for David, Tim, Alexis, Amy, and Kevin as they assume additional responsibilities and I look forward to the continued contributions each will bring to F&M.

We also continue to add highly qualified leaders to our Board of Directors and in December 2023, we announced the appointment of Ian D. Boyce to our Board. Ian is the founding member and managing partner of Dickmeyer Boyce Financial Management, a financial planning and wealth management firm with locations in Fort Wayne, Indiana and Milwaukee, Wisconsin. Ian's business experience, economic insight and community involvement will help inform F&M's Board on small business and consumer matters, as well as business risk management activities. I look forward to working with Ian and

his contributions as a member of our Board.

Investments in our Communities Deepens Local Relationships

We ended 2023 with a record amount of charitable giving, which was up approximately 25% from the prior year. We provided $802,000 of charitable donations to support organizations throughout Indiana and Ohio. This year we hosted the 6th Annual Ohio F&M Charity Golf Classic and 2nd Annual Indiana F&M Charity Golf Classic, which combined raised approximately $53,000 for organizations in our Ohio and Indiana communities. For the year, our charitable giving went to support organizations including Archbold Parks and Recreation, Maumee Valley Habitat for Humanity, Bryan Area Foundation, Sidney-Shelby County YMCA Capital Campaign, Ohio State Parks Foundation, The Defiance Dream Center, Bittersweet Farms, Cameron Memorial Hospital Foundation, The Carriage House, Neighborhood Health Clinic, Community Harvest Food Bank, Adams Health Network Foundation, Bluffton NOW!, Family Centered Services, the Adams County 4-H, Grace Centers of Hope, and the Chaldean Community Foundation.

2023 Financial Recap

Despite the challenging economic and rate environment in 2023, we ended the year with record assets, excellent asset quality and solid financial results. Total assets increased year-over-year by $268 million or 9% to a record $3.28 billion. This growth was driven primarily by organic loan growth of nearly 10% and we ended the year with a record loan portfolio of $2.58 billion. As our loan portfolio continues to reach new heights, I am pleased to report that F&M's asset quality remains excellent as a result of our legacy of strong underwriting and pricing standards, the diversity of our portfolio, and our local conservative lending culture. Nonperforming loans were $22.4 million, or 0.87% of total loans at December 31, 2023, compared to $4.7 million, or 0.20% at December 31, 2022, and $22.4 million, or 0.89% at September 30, 2023. The year-over-year increase in nonperforming loans was primarily due to two agricultural relationships, representing a combined balance of $19.4 million. We do not foresee a loss on either loan and expect to receive settlements during the 2024 first and second quarters.

Even with unprecedented competition for deposits across our markets throughout 2023, we successfully increased deposits by $139 million, or 6% to a record $2.61 billion. During the year, our teams did an excellent job building and maintaining a strong deposit base and I am pleased to report F&M opened 5,826 new demand deposit accounts. F&M was not immune from the impacts of higher FOMC rates and increased competition for deposits, which

caused our cost of interest-bearing liabilities to increase from 0.74% in 2022 to 2.53% in 2023. The 179-basis point year-over-year increase in our cost of interest-bearing liabilities, reduced net interest income and combined with higher expenses, caused profitability to decline in 2023. As a result, net income for the year ended December 31, 2023, was $22.8 million, or $1.67 per diluted share, compared to a record of $32.5 million, or $2.46 per diluted share for the year ended December 31, 2022.

29 Years of Dividend Growth and Counting

While near-term earnings were down in 2023, we remain committed to pursuing long-term capital allocation strategies focused on returning excess capital back to shareholders. F&M paid a record $11.5 million in dividends to our shareholders in 2023, an increase of 7.4% over the prior year. F&M has increased its annual dividend payment for 29 consecutive years reflecting a legacy of returning capital back to shareholders. In fact, F&M has established one of the longest track records of consecutive dividend increases of the nearly 800 publicly traded banks.

Outlook Focused on F&M's Four Ps: People, Passion, Persistence, and Process

As we look to the new year, we believe the economy will remain fluid and monetary policies will remain restrictive. Throughout 2024, we will optimize our business model to leverage the investments we made in 2023 and take advantage of the increased scale we have created over the past several years. As part of our strategic planning process, we developed several operating objectives for 2024 aimed at promoting F&M's People, Passion, Persistence, and Process. We call these objectives our "Four Ps" and we believe they will help F&M regain earnings growth in 2024 and re-establish a platform of consistent performance.

Conclusion

Our commitment to strategic initiatives has fortified our foundation and positioned us for enduring success in an ever-evolving landscape. Despite the challenges presented by a fluid economic environment in 2023, our team's resilience and unwavering dedication have propelled us forward. We've not only weathered the storm but have also seized upon opportunities for growth and innovation. As we move into the next phase, we remain steadfast in our mission to navigate challenges adeptly while leveraging our strengths to emerge even stronger. With a capable team and a clear vision, we are confident in our ability to not only sustain, but also reaccelerate profitability, driving our organization towards a brighter future.

Sincerely,

Lars Eller, President and CEO

Board of Directors

      

Jack C. Johnson
Chairman of the Board
F&M Bancorp, Inc.
President-Hawks
Clothing, Inc.

Lars B. Eller
President/CEO
F&M Bancorp, Inc
F&M Bank

Kevin J. Sauder
President/CEO
Sauder Woodworking
Co.

Andrew J. Briggs
1st Senior Vice President
Business Development/
Indiana, F&M Bank

David P. Vernon
Owner, Licensed Funeral
Director & Embalmer
Vernon Family Funeral
Homes

**Eugene N.
Burkholder**
President
Falor Farm Center, Inc.

JoEllen Hornish
CEO, Hornish Bros,
Inc., Fountain City
Leasing, Inc., Powder
Coating, Inc.

     

Ian D. Boyce
Managing Partner
Dickmeyer
Boyce Financial
Management

K. Brad Stamm
President and
Educational
Consultant
Stamm Management
Group

Lori A. Johnston
President
ProMedica Insurance
Corp.

Marcia S. Latta
Vice President
University of Findlay
Division of University
Advancement

Frank R. Simon
Founding & Managing
Member/Attorney
Simon PLC Attorneys
& Counselors

Steven J. Planson
President
Planson Farms, Inc.

Senior Management



Left to right:

Eric D. Faust
Senior Vice President
Chief Risk Officer

Doug Shaw Jr.
Senior Vice President
Regional President

Amy L. Cover
Senior Vice President
Chief Marketing Officer

Benét S. Rupp
Executive Vice President
Chief Administrative Officer

Phillip P. Lucas
Senior Vice President
Regional President E. Central
Indiana

Katrina L. DeGroff
Senior Vice President
Chief Accounting Officer

Lars B. Eller
President
Chief Executive Officer

Barbara J. Britenriker
Executive Vice President
Chief Financial Officer

Rex D. Rice
Executive Vice President
Chief Lending Officer

Alexis E. Smith
Senior Vice President
Chief People Officer

Andrew S. Baker
Senior Vice President
Chief Retail Banking Officer

Shalini Singhal
Senior Vice President
Chief Information Officer

David R. Gerken
Senior Vice President
Senior Commercial Banking
Manager*

*Mr. Gerken will assume position of EVP/Chief Lending
officer upon Mr. Rice's retirement on March 1, 2024.

Investing in *our Future*

Empowering Growth: Our Commitment to our People

Investing in our people is a foundational strategy that propels F&M towards unparalleled success and sustainability. We strive to build a culture that is empowered, educated, and engaged. By prioritizing the development and well-being of our team members, we do more than enhance individual capabilities; we cultivate an environment ripe for innovation, collaboration, and resilience.

Throughout 2023, our strategic emphasis was on crafting and executing a talent strategy centered on the pillars of attraction, recruitment, onboarding, retention, and development. F&M dedicated more than $75,000 over the course of the year toward enhancing the education of our team across different organizational levels. Moreover, our executive leadership team engaged in a comprehensive executive coaching program, aimed at honing their leadership abilities, expanding their skills to tackle complex issues, and boosting their capacity to elevate performance and propel the Bank towards a successful future. Additionally, we have initiated a mentoring program designed to pair up our top-performing team members with our seasoned executives. Our suite of career enhancement initiatives, which includes a career development planning program, a recognition program, and individual development plans, serves as the cornerstone for cultivating an engaged and driven workforce. These programs are a testament to our dedication to celebrating employee milestones, facilitating personal advancement, and customizing career paths to align with individual aspirations.

Ultimately, investing in our people is investing in the very fabric of F&M's future, ensuring that we remain adaptable, competitive, and vibrant in an ever-evolving landscape. This strategic focus not only enriches our workforce but also solidifies our standing as a leader committed to excellence and sustainable growth.



Leadership Summit 2023: Communicate, Innovate & Motivate

With a wealth of experience and a proven track record of success, Jim Tressel inspired leaders at F&M Bank to cultivate a culture of integrity, resilience, and teamwork within their organizations. His engaging presentation left a lasting impact, empowering leaders to embrace challenges, foster collaboration, and drive meaningful change.



Empowering *Excellence*

A Strategic Focus on Digital Transformation and Customer Experience

In the ever-evolving landscape of the banking industry, the focus on digital transformation and enhancing customer experience has never been more critical. As we navigate through the complexities of modern financial ecosystems, our commitment to investing in cutting-edge digital technologies and customer-centric strategies stands at the forefront of our priorities. This year, our initiatives have been aimed at not only simplifying banking operations but also at creating more personalized, secure, and accessible financial services for our clients.

By building out teams focused on integrating advanced analytics, AI-driven solutions, and online and mobile banking advancements, we've taken significant strides toward building a future where customer satisfaction and digital excellence converge. Our efforts reflect a deep understanding that the essence of banking lies not just in transactions, but in building trust and delivering exceptional experiences at every touchpoint. Through this strategic focus, we are redefining the standards of customer engagement by positioning ourselves to create memorable, value-driven banking experiences for every customer we serve.

> "**Our efforts reflect a deep understanding that the essence of banking lies not just in transactions, but in building trust and delivering exceptional experiences at every touchpoint.**"

Branching *Out*

A Purposeful Investment in our Branch Network

In the past year, our commitment to nurturing and supporting our communities has been at the forefront of our efforts, especially through the strategic expansion of our branch network.

2023 marked a milestone for F&M, signaling significant growth in our branch network. The Auburn branch found a new home three miles from its original location, now conveniently positioned just off I-69 amidst a thriving and developing area. In a series of successful launches, we opened four new full-service branches in Oxford, OH; the downtown areas of Toledo and Fort Wayne; and in Birmingham, MI. Our Loan Production Office in Oxford paved the way for the addition of a full-service branch there, underscoring our growth strategy. Nestled in Fort Industry Square, our Downtown Toledo branch serves as a perfect complement to our network within the city. Meanwhile, our entry into Michigan was marked by the Birmingham branch, enhancing our presence alongside the Loan Production Office in West Bloomfield. The pinnacle of our expansion efforts this year was the establishment of our Downtown Fort Wayne branch, which not only sits at the city's core but also doubles as our Indiana regional headquarters, sprawling over 5,000 square feet. This branch proudly stands as the 14th F&M branch in Indiana and the third in the Fort Wayne market, signifying our deepening commitment to the region.

We have embarked on a mission to deepen our connections with the communities we serve, recognizing that our branches are more than places of business—they are vital hubs of support, advice, and partnership. By investing in the growth of our branch network, we are reaffirming our commitment to accessibility, ensuring that individuals and businesses alike have direct access to essential financial services. Our expansion is not just a measure of our success, but a testament to our belief in the power of community. It's about bringing banking closer to home, making sure that every interaction is rooted in understanding and every decision is made with the well-being of our communities in mind. As we move forward, our focus remains on being a steadfast partner, committed to fostering financial health and prosperity in the communities we are privileged to serve.



Oxford, OH



Toledo, OH



Fort Wayne, IN



Birmingham, MI



Auburn, IN

Saying *more*

WITH A LITTLE LESS.

F&M Bank aimed to strengthen the brand, honor its legacy and focus on the future when we announced a strategic re-branding in 2023. It was welcomed with overwhelmingly positive feedback and reassurance that our market was given something it didn't know it needed.

WHO WE ARE, WHERE WE'VE BEEN *AND OUR FUTURE.*

The new, forward-looking logo and shortened brand name from Farmers & Merchants State Bank to F&M Bank was the culmination of a multi-year brand exploration process.

Shortly after the announcement in May, we commenced the grand task of changing branded materials, office signage and more. It was a strong play to commit to our pledge that as times change, we will change with them, by growing, adding new locations and bringing innovations to the way people bank.

The new icon captures who we are, where we've been and where we want to go, all while preserving what we cherish most, the deep and meaningful customer relationships our bank was built on.

> **"Our fresh look further strengthens the F&M brand and better reflects our communities and the bank we've become. We hope this change will prompt those in our markets who aren't familiar with us to get to know F&M."** *~ Amy Cover, Chief Marketing Officer*

FRAMING A NEW LOGO



The new icon takes some similar overall shapes and visual cues from the original. It is clean and eye-catching with a positive, forward upward motion towards future thinking and innovation.

We shortened the F&M brand name from Farmers & Merchants State Bank to F&M Bank.

The three blue lines can be subtly seen as the letter F for Farmers and the three teal lines can been seen as an M for Merchants.

Unique elements in our new logo bring everything together to create a logo that is recognizable and trusting to each of our customers.

We modernized the font to a new Sans Serif typeface that is clean, readable and very versatile.

New look. Same great local bank.

The new logo was inspired by F&M's desire to honor its legacy, while looking towards the future. It was welcomed with overwhelmingly positive feedback and reassurance that our market was given something it didn't know it needed.



F&M
BANK

F&M
BANK

F&M BANK
debit
F&M BANK
debit

F&M
BANK

F&M's mission remains as it always has, to nurture lasting relationships with our customers, our employees, our communities and our shareholders. *Now we're saying more, with a little less.*



F&M BANK
NEW LOOK. SAME MISSION.

"Branding is not just about being seen. It's about being remembered. Well, done F&M!"

"The new logo is very fresh and eye catching. Exactly the refresh the bank needed as it looks to change with the times."

YOU TAKE GREAT PRIDE IN YOUR COMMUNITY.

So do we.

because your community
is our community.

Empowering *Communities*

F&M Bank's Commitment to Social Responsibility

At F&M Bank, we believe that true prosperity extends beyond financial transactions; it resonates within the communities we proudly serve. Since our inception, community engagement has been at the forefront of everything we do, driving us to not only be a financial institution but also a catalyst for positive change and sustainable growth.

Nurturing Small Businesses

Small businesses are the lifeblood of our communities, driving economic vitality and fostering local innovation. As staunch advocates for entrepreneurship, F&M Bank provides tailored financial solutions, mentorship, and resources to empower small businesses to flourish. By investing in the success of local enterprises, we contribute to job creation, economic resilience, and the overall prosperity of the communities we serve.

Looking Ahead

As we reflect on our journey of community commitment and collaboration, we are filled with gratitude for the trust and support of our customers, partners, and neighbors. Moving forward, F&M Bank remains steadfast in our dedication to making a positive difference in the lives of those we serve. Together, we will continue to build stronger, more resilient communities where everyone has the opportunity to thrive.

 **37**
communities

 **100+**
local organizations

 **863**
hours dedicated by our employees

 **$801,644**
donated back to our communities







Financial Highlights

In 2023, F&M Bank continued to demonstrate its commitment to financial excellence and community prosperity. Despite facing a challenging economic landscape, the bank achieved remarkable milestones, marked by growth and resilience. F&M Bank recorded substantial increases in key business line metrics, reaffirming its position as a trusted financial partner for individuals, businesses, and communities alike.



2019	2020	2021	2022	2023
$1,288,347	$1,596,347	$2,193,462	$2,468,867	$2,607,463

TOTAL DEPOSITS
IN THOUSANDS



2019	2020	2021	2022	2023
$1,607,337	$1,909,544	$2,638,300	$3,015,351	$3,283,229

TOTAL ASSETS
IN THOUSANDS



6%
INCREASE IN
STOCKHOLDERS' EQUITY

$22.8
MILLION IN
NET INCOME

4.62%
INCREASE IN
DECLARED DIVIDENDS

9.5%
INCREASE IN
TOTAL LOANS

Financial Data

SUMMARY OF CONSOLIDATED STATEMENT OF INCOME

(In Thousands, except share Data)

	2023	2022	2021	2020	2019
SUMMARY OF INCOME					
Interest income	$ 139,808	$ 101,149	$ 76,840	$ 70,169	$ 68,306
Interest expense	58,411	14,362	7,342	10,393	14,759
Net Interest Income	81,397	86,787	69,498	59,776	53,547
Provision for loan losses	1,698	4,600	3,444	6,981	1,138
Provision for credit losses	46	-	-	-	-
Net interest income after provision for loan losses	79,653	82,187	66,054	52,795	52,409
Other income (expense), net	(51,299)	(41,712)	(36,557)	(27,589)	(29,647)
Net income before income taxes	28,354	40,475	29,497	25,206	22,762
Income Taxes	5,567	7,960	6,002	5,111	4,360
Net income	$ 22,787	$ 32,515	$ 23,495	$ 20,095	$ 18,402
PER SHARE OF COMMON STOCK					
Earnings per common share outstanding *					
Net income	$ 1.67	$ 2.46	$ 2.01	$ 1.80	$ 1.66
Dividends	$ 0.8500	$ 0.8125	$ 0.71	$ 0.66	$ 0.61
Weighted average number of shares outstanding, including participating securities	13,641,336	13,206,713	11,664,852	11,146,270	11,113,810

*Based on weighted average number of shares outstanding

SUMMARY OF CONSOLIDATED BALANCE SHEET

(In Thousands)

	2023	2022	2021	2020	2019
SUMMARY OF INCOME					
Total Assets	$ 3,283,229	$ 3,015,351	$ 2,638,300	$ 1,909,544	$ 1,607,330
Loans, net	2,556,167	2,336,074	1,841,177	1,289,318	1,211,771
Total deposits	2,607,463	2,468,864	2,193,462	1,596,162	1,288,347
Stockholders' equity	316,543	298,140	297,167	249,160	230,258
KEY RATIOS					
Return on average equity	7.46%	11.30%	9.09%	8.38%	8.26%
Return on average assets	0.71%	1.17%	1.05%	1.14%	1.23%
Loans to deposits	98.03%	94.62%	83.94%	80.78%	94.06%
Capital to assets	9.64%	9.89%	11.26%	13.05%	14.33%
Dividend payout	50.37%	32.74%	35.08%	36.36%	36.59%

Market Area

Exponential growth, innovation and success.

● 37 F&M Bank Locations

● 4 Loan Production Offices



OHIO

Anna	Hicksville	Swanton
Archbold	Jackson Center	Sylvania
Bowling Green	Montpelier	Toledo
Bryan*	Napoleon	Urbana
Custar	Oxford	Waterville
Defiance	Perrysburg*	Wauseon
Delta	Sidney	West Unity
Findlay	Stryker	

INDIANA

Angola	Huntertown
Auburn	Monroe
Berne	Muncie*
Bluffton	Ossian
Butler	Portland
Decatur	
Fort Wayne	
Geneva	

MICHIGAN

Birmingham

West Bloomfield*

*Service area with
Loan Production Office*

Corporate Info

Farmers & Merchants Bancorp, Inc.

NATURE OF BUSINESS

Farmers & Merchants Bancorp, Inc. is a $3.6 billion bank holding company headquartered in Archbold, Ohio. F&M Bank services 37 full-service offices located in Butler, Champaign, Fulton, Defiance, Hancock, Henry, Lucas, Shelby, Williams and Wood counties in Ohio, Adams, Allen DeKalb, Jay, Steuben and Wells counties in Indiana. The Michigan footprint includes Oakland County and F&M has Loan Production Offices in West Bloomfield, Michigan; Muncie, Indiana; Bryan, Ohio and Perrysburg, Ohio.

HEADQUARTERS

Farmers & Merchants Bancorp, Inc.
307 North Defiance Street
Archbold, Ohio 43502
Ph: 419.446.2501
Toll-free: 800.451.7843
www.fm.bank
Melinda Gies, Corporate Secretary

ANNUAL MEETING

April 29, 2024
1:30 p.m.
Virtual Event

COMMON STOCK LISTING

Farmers & Merchants Bancorp, Inc. common stock is traded on the Nasdaq stock market under the symbol "FMAO."

STOCK TRANSFER AGENT

Computershare
150 Royall Street
Canton, MA 02021

INDEPENDENT ACCOUNTANTS

FORVIS, LLP
111 E. Wayne Street, Suite 600
Fort Wayne, IN 46802-2600

DIVIDENDS

Common stock dividends are payable quarterly upon authorization of the Board of Directors.

DIVIDEND REINVESTMENT

Farmers & Merchants Bancorp, Inc. has a Dividend Reinvestment Plan administered by Computershare. Shareholders of record have cash payments applied toward the purchase of additional shares at no additional cost. Shareholders desiring information about this plan may contact Melinda Gies, Corporate Secretary at 937.492.6129 ext. 37225 or toll-free 800.451.7843

DIRECT DEPOSIT OF DIVIDENDS

Automatic direct deposit of quarterly dividends into a deposit account is offered to our shareholders and provides secure and timely access to their funds. For further information, please contact Melinda Gies, Corporate Secretary at 937.492.6129 ext. 37225 or toll-free 800.451.7843.

CORPORATE COUNSEL

Mr. Mark D. Hagans
Mr. Robert W. Bohmer
Rupp, Hagans & Bohmer, LLP
302 North Defiance St.
Archbold, OH 43502

Mr. Thomas Blank
Mr. David J. Mack
Mr. Martin Werner
Shumaker, Loop & Kendrick, LLP
1000 Jackson St.
Toledo, OH 43624

MARKET MAKERS

Boenning & Scattergood
400 Lydia Street, Suite 100
Carnegie, PA 15106
Ph: 800.889.6440

D. A. Davidson
3773 Attucks Drive
Powell, OH 43065
Ph: 800.394.9230

Keefe, Bruyette & Woods (KBW)
787 7th Avenue, 4th Floor
New York, NY 10019
Ph: 212.887.8901

Raymond James Financial, Inc.
222 S. Riverside Plaza, 7th Floor
Chicago, IL 60606
Ph: 800.800.4693



Pictured - Auburn Office



307 N Defiance St
Archbold, OH 43502
(800) 451.7843

fm.bank